HINDALCO

ADITYA BIRLA GROUP

RECEIVED
2007 FEB -6 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020797

23rd January , 2007

The Secretary
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001
Fax No. 022-22723121/ 22722037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051
Fax No. 26598237 / 38
Tel No. 26598100 / 6598235 / 36

SUPPL

PROCESSED
FEB 0 9 2007
THOMSON
FINANCIAL

Dear Sirs,

Sub : **Result of Postal Ballot**
Ref : **Scrip Code BSE 890120**

Enclosed please find copy of the result of voting conducted through Postal Ballot announced today in relation to:

a) Special Resolution under section 81(1A) of the Companies Act, 1956 for issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of the Company and ;

b) Special Resolution under section 81(1A) of the Companies Act, 1956 for issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of subsidiary companies of the Company.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

The above is for your information and records.

Thanking You,

Yours faithfully,
For **HINDALCO INDUSTRIES LIMITED**

ANIL MALIK
General Manager & Company Secretary

Encl: As above

Mr. Daniel Schammo
Banque International A Luxembourg
Societe Anonyme
69, Route of Esch
L-2953
LUXEMBOURG
Fax No. 00 352 4590 2010
Tel No. 00 352 4590 -1

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551 6554

Central Depository Services (India) Ltd.
P.J.Towers, 28th floor
Dalal Street,
MUMBAI 400 001
Fax No. 22723199

National Securities Depository Ltd.
Tradeworld, 4th & 5th Floors
Kamala Mills Compound
Lower Parel
MUMBAI 400 013
Fax No. 24972993 / 6351

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Result of Postal Ballot

Result of the voting conducted through Postal Ballot on the following Resolutions:

Resolution No.1 Special Resolution under section 81(1A) of the Companies Act, 1956 and SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme -2006 and issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of the Company.

Resolution No.2 Special Resolution under section 81(1A) of the Companies Act, 1956 and SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of subsidiary companies of the Company .

	Item No.1	Item No.2
Number of valid postal ballot forms received	11321	11321
Percentage Votes in favour of the Resolution	97.60%	97.56%
Percentage Votes against the Resolution	2.40%	2.44%
Number of invalid postal ballot forms received	474	474

The resolutions have, therefore, been approved by the shareholders with requisite majority.

For HINDALCO INDUSTRIES LIMITED

Place : Mumbai
Date : 23rd January, 2007

Director

END